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17005940

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SEC Processing Section FEB 27 2017 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9465 Counselors Row, Suite 200
(No. and Street)

Indianapolis,	IN	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn Cunningham 513-869-4302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co Inc.
(Name – *if individual, state last, first, middle name*)

65 East State Street, Suite 2000	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karyn Cunningham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal, Corporate Accounting Manager

Title

Notary Public

OFFICIAL SEAL
JOHN C. SWHEAR
NOTARY PUBLIC – INDIANA
MARION COUNTY
My Comm. Expires March 20, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- C O N T E N T S -

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of Unified Financial Securities, LLC (the Company), a wholly-owned subsidiary of Unified Financial Securities, LLC, as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Unified Financial Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of Unified Financial Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 17, 2017

Schneider Downs & Co., Inc
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E. State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF FINANCIAL CONDITION

At December 31, 2016

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents	$	759,391
Accounts receivable - trade, net of allowance of $310		68,644
Prepaid and other assets		24,908
TOTAL CURRENT ASSETS		852,943
TOTAL ASSETS	$	852,943

- LIABILITIES AND MEMBER'S EQUITY -

CURRENT LIABILITIES:		
Accrual for litigation settlement	$	500,000
Accounts payable and accrued expenses		84,738
TOTAL CURRENT LIABILITIES		584,738
TOTAL LIABILITIES		584,738
MEMBER'S EQUITY		268,205
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	852,943

See report of independent registered public accounting firm and notes to financials statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF OPERATIONS

For the year ended December 31, 2016

REVENUE:		
Administrative and support services	$	662,994
TOTAL REVENUE		662,994
EXPENSES:		
Professional fees		1,524
Outside Services		125,018
Intercompany management fee		480,000
Registrations		22,956
Bad debt expense		310
Other		4,378
TOTAL EXPENSES		634,186
NET INCOME	$	28,808

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2016

Balance - January 1, 2016	$ 239,397
Net income	28,808
Balance - December 31, 2016	$ 268,205

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

STATEMENT OF CASH FLOWS

For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	28,808
Adjustments to reconcile net income to net cash flows from operating activities:		
Provision for bad debt		310
(Increase) decrease in operating assets:		
Accounts receivable-trade		13,837
Prepaid and other assets		17,248
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		34,872
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		95,075
NET INCREASE IN CASH AND CASH EQUIVALENTS		95,075
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		664,316
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	759,391

See report of independent registered public accounting firm and notes to financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, LLC (the "Company"), a Delaware Limited Liability Company, is a wholly-owned subsidiary of Ultimus Fund Solutions, LLC ("Ultimus"). The Company is the successor-in-interest by conversion of Unified Financial Securities, Inc. an Indiana corporation wholly owned by Huntington Bancshares, Inc. ("Huntington") prior to December 31, 2015. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

BASIS OF PRESENTATION –
It is the policy of the Company to employ U.S. generally accepted accounting principles as contained in the Accounting Standards Codification ("ASC") in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. It does not bear interest. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off when collection efforts have been exhausted. An allowance for doubtful accounts of $310 was established at December 31, 2016.

REVENUE RECOGNITION –
The Company contracts with mutual fund groups under a distribution agreement and generally charges a flat monthly rate or an asset based fee. Administrative and support services fees are billed and recognized as earned on a monthly basis over the term of the respective contracts.

COST REIMBURSEMENT –
Mutual fund groups or their sponsors reimburse the Company for costs associated with the licensing of individual representatives; including FINRA fees and CRD advertising which is the cost of reviewing and filing sales literature with FINRA. These costs represent flow-through items and are not reflected in the Company's financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES –
The Company is a single member LLC which is disregarded for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. The Company's net income is allocated to Ultimus in accordance with regulations of the Company. Management does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

NEW ACCOUNTING PRONOUNCEMENTS –
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)". This guidance outlines a single comprehensive model for accounting for revenue from contracts with customers, and is effective for annual reporting periods beginning after December 15, 2017 for public entities. Unless the effective date is extended, the Company will be required to adopt the standard effective January 1, 2018. Furthermore, the Company is evaluating the impact, if any, that the standard will have on the financial statements.

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

Ultimus assumes certain costs of the Company pursuant to a Cost Assumption Agreement dated January 1, 2016. The Company operates out of an office leased by Ultimus. In addition, employees and other resources of Ultimus support the Company's operations, such as certain administration and accounting services. The Company pays a $40,000 monthly management fee to Ultimus under the current Cost Assumption Agreement. The total management fee equaled $480,000 for the year ended December 31, 2016.

NOTE 3 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, are held in demand deposit accounts maintained with Huntington National Bank and a regional financial institution. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from two mutual fund families at December 31, 2016 totaling $10,333 and $6,992, or 15% and 10% of total receivables, respectively. Revenues from one mutual fund family for 2016 was $139,461, or 21% of total revenue. Fees from this customer are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2016, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2016, the Company had net capital of $174,653, which was $135,670 in excess of its required net capital of $38,983, and a net capital ratio of 3.35 to 1.

NOTE 5 – CONTINGENCIES & UNCERTAINTIES

From time to time, claims may be made and legal action may be taken against the Company, and the Company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company was a respondent in three (3) FINRA arbitration proceedings relating to the Team Asset Strategy Fund (the "Fund"), a mutual fund, and its investment advisor, Team Financial Asset Management, LLC ("Team Financial"). The Fund was liquidated in late 2013, and Team Financial subsequently filed bankruptcy in 2014. In the arbitrations filed in early 2015, the claimants, individual investors in the Fund, claimed they suffered losses resulting from the Fund's investment strategy. Among other common law claims, the claimants alleged the Company and another defendant violated various federal and state securities laws and FINRA Rules. The claimants sought aggregate damages of approximately $25 million plus unspecified punitive and treble damages, interest, attorney's fees, costs and expenses. Any estimate of the potential loss resulting from these recently filed claims involved significant judgment. In management's experience with similar actions, a settlement of the claimants' claims was probable and the most likely amount of that settlement, with the facts as now known, was $500,000. As such, a liability for this amount was reflected on the statement of financial condition at December 31, 2016. This probability and the amount of the probable loss takes into account the amount of the claims, the merits of the case, the likelihood of the cross-claims and other relevant criteria. Under the Purchase Agreement, Huntington had agreed to indemnify the Company for any additional costs related to this litigation. The ultimate settlement of this matter was reached in January 2017 and the Company paid claims totaling $500,000 on February 2, 2017.

As of December 31, 2016, the Company has accrued expenses for $78,000 related to contractual obligations linked to two data service contracts. This amount represents the most likely amount that will be paid under terms of these contracts through December 31, 2016. As such, a liability for this amount is reflected on the statement of financial condition at December 31, 2016.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2016 and through February 17, 2017, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE A –
COMPUTATION OF NET CAPITAL

December 31, 2016

NET CAPITAL:	
Total member's equity	$ 268,205
Deductions and/or charges:	
Accounts receivable	(68,644)
Prepaid and other assets	(24,908)
	(93,552)
NET CAPITAL	$ 174,653
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total liabilities	$ 584,738
TOTAL AGGREGATE INDEBTEDNESS	$ 584,738
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000)	$ 38,983
Excess net capital	$ 135,670
Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness)	$ 116,179
Ratio: Aggregate indebtedness to net capital	3.35 to 1

No differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE B –
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2016

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

UNIFIED FINANCIAL SECURITIES, LLC
(A Wholly-owned Subsidiary of Ultimus Fund Solutions, LLC)

SCHEDULE C –
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2016

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Unified Financial Securities, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co. Inc.

Columbus, Ohio
February 17, 2017

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

65 E State Street, Suite 2000
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

UNIFIED FINANCIAL SECURITIES, LLC
EXEMPTION REPORT

Unified Financial Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

(i) The Company's transactions as dealer are limited to the statutory distribution of registered investment companies;
(ii) The Company does not hold customer accounts;
(iii) The Company receives no funds nor securities in connection with its activities as a limited purpose broker or dealer;
(iv) The Company is not an insurance company;

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) from January 1 through December 31 of the most recent fiscal year without exception.

Unified Financial Securities, LLC

By:

Title: President

January 20, 2017

UNIFIED FINANCIAL SECURITIES, LLC
Indianapolis, Indiana

Independent Accountants' Agreed-Upon Procedures Report
on General Assessment Reconciliation (Form SIPC-7)

For the year ended December 31, 2016

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

To the Member
Unified Financial Securities, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Unified Financial Securities, LLC (UFS), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating UFS's compliance with the applicable instructions of Form SIPC-7. UFS's management is responsible for UFS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co. Inc.

Columbus, Ohio
February 17, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Unified Financial Securities, LLC
9465 Counselors Row, Suite 200
Indianapolis, IN 46240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karyn Cunningham

2. A.	General Assessment (item 2e from page 2)	$ 132.01
B.	Less payment made with SIPC-6 filed (exclude interest) 7/28/16 Date Paid	(37.23)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	94.78
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 94.78

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 94.78

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Unified Financial Securities, LLC
(Name of Corporation, Partnership or other organization)

Karyn Cunningham
(Authorized Signature)

Dated the 1 day of February, 20 17.

Financial Operations Principal, Corporate Accounting Manager
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 662,993
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	610,190
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	610,190
2d. SIPC Net Operating Revenues	$ 52,803
2e. General Assessment @ .0025	$ 132.01

(to page 1, line 2.A.)